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SEC FILE NUMER
8- 70392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vicente & Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 Berkeley Square
(No. and Street)

London	United Kingdom	W1J6HE
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck	(212) 897-1690	rbeck@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rosenfield and Company PLLC
(Name – if individual, state last, first, and middle name)

250 W 34th Street, Suite 1705	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

12/17/2013	5905
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, ifapplicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michelle Garcia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Vicente & Partners LLC as of 12/31/22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Michelle Garcia
Signature

Partner and CCO
Title

STATE OF FLORIDA COUNTY OF ORANGE

Shannon N Phillips
Notary Public
Shannon N Phillips HH310751

NOTARY PUBLIC • STATE OF FLORIDA •

SHANNON N PHILLIPS
Notary Public - State of Florida
Commission # HH310751
Expires on September 11, 2026

Notarized online using audio-video communication

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ————————————————————————

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Vicente & Partners LLC
Consolidated Statement of Financial Condition
December 31, 2022



(888) 556-1154
INFO@ROSENFIELDANDCO.COM
WWW.ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vicente & Partners LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Vicente & Partners LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rosenfield & Company PLLC

We have served as the Company's auditor since 2019.

New York, New York
February 24, 2023

Vicente & Partners LLC

Consolidated Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$ 3,188,733
Fees receivable	847,333
Prepaid expenses	174,610
Other asset	66,644
Total assets	$ 4,277,320

Liabilities and Members' Equity

Liabilities

Income tax payable	$ 910,281
Capital distributions payable to preferred unit holders	434,000
Accounts payable and accrued expenses	275,720
Total liabilities	1,620,001

Commitments and Contingencies (see note 7)

Members' equity	2,657,319
Total liabilities and members' equity	$ 4,277,320

The accompanying notes are an integral part of these consolidated financial statements.

Vicente & Partners LLC

Notes to Consolidated Statement of Financial Condition
December 31, 2022

1. **Organization and Business**

   Vicente & Partners LLC (the "Company") is a limited liability company formed under the laws of the state of Delaware. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Company has a wholly owned subsidiary, Vicente & Partners Ltd. ("V&P Ltd"), a United Kingdom service entity providing services for the exclusive benefit of the Company.

   The Company is a strategic and financial advisory firm, which focuses on mergers and acquisitions, private placement of securities and on the planning and structuring of transactions and other significant corporate and finance activities, which may result in securities offerings.

   The liability of the Members is limited to the capital held by the Company.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The consolidated financial statements include the accounts of the Company and V&P Ltd. All intercompany accounts have been eliminated in the consolidation.

   These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue Recognition
   The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, which includes assessing the collectability of the consideration to which it will be entitled in exchange for the goods or services transferred to the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Revenue from contracts with customers may include commission income, placement fees and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the

appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue by way of advisory fees from investment banking, which include retainers and success fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable, and collection of the related receivable is reasonably assured.

Deferred income is typically recognized upon closing of a transaction or if the customer terminates the engagement. Typical payment terms are as follows: retainers are received at a predetermined time pursuant to engagement letters with customers and success fees are received upon closing of transactions. Fee amounts are calculated in accordance with the underlying agreements with customers. Substantially all revenues earned by the Company are from customers in the consumer goods and services industry.

The Company may earn fees by providing placement services to customers pursuant to placement agent agreements. The Company considers the performance obligation in these contracts to be the promise to provide placement agent services, which it satisfies at a point in time when the customer receives and accepts the subscriptions submitted by the Company. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised services to a customer.

Cash and Cash Equivalents
Cash includes cash held at a bank. The Company considers investments in money market accounts to be cash equivalents.

Fees Receivable
Fees receivable represent amounts due from the Company's customers pursuant to the terms of advisory or placement agent agreements. The balances are carried at the amount billed to customers. Management does not believe that an allowance is required as of December 31, 2022.

Income Taxes
The Company elected to be classified as a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return. Deferred taxes are also recognized for carry-forward losses.

Net deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Net deferred tax assets, if any, are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events and taxable income. A valuation allowance is provided when it is more likely than not that all or some portion of the net deferred tax asset will not be realized.

The provisions of ASC 740, Income Taxes ("ASC 740"), clarify the accounting for uncertainty in income taxes recognized in financial statements and prescribe a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2022, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Interest and penalties related to income tax matters and uncertain tax positions are included in other expenses on the Consolidated Statement of Income and Other Comprehensive Income (Loss).

Credit Losses
The Company follows the guidance in ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. As of December 31, 2022, management has determined that there are no expected losses for the Company and would not require financial statement recognition.

Contract Assets and Contract Liabilities
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying consolidated statement of financial condition at December 31, 2022.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2022, there were no contract liabilities reported on the accompanying consolidated statement of financial condition.

3.   **Transactions with Related Parties**

As of December 31, 2022, the total compensation expense related to unvested awards not yet recognized is $28,250 which is expected to be recognized during 2023.

Capital distributions to preferred unit holders were declared for the year ended December 31, 2022, of which $434,000 is payable as of December 31, 2022.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of approximately $1,224,000 which exceeded the required net capital by approximately $1,093,000. The Company's aggregate indebtedness to net capital ratio was 1.6 to 1.

The Company does not hold customers' cash or securities. As such it is not affected by SEC Rule 15c3-3.

The following is a reconciliation of the Company's Form X-17A-5, Part IIA filing to the consolidated statement of financial condition:

	Vicente & Partners LLC (stand alone) Unaudited Form X-17A-5, Part IIA filing		Eliminations		Consolidated Statement of Financial Condition
Assets					
Cash	$	3,181,556	$ (7,177)	$	3,188,733
Fees receivable		847,333	-		847,333
Investment in subsidiary		485,858	485,858		-
Prepaid expenses		100,378	(74,232)		174,610
Other asset		-	(66,644)		66,644
Total assets	$	4,615,125	$ 337,805	$	4,277,320
Liabilities and Members' Equity					
Liabilities					
Income tax payable	$	870,000	$ (40,281)	$	910,281
Capital distributions payable to preferred unit holders		434,000	-		434,000
Due to subsidiary		585,576	585,576		-
Accounts payable and accrued expenses		68,230	(207,490)		275,720
Total liabilities		1,957,806	337,805		1,620,001
Members' equity		2,657,319	-		2,657,319
Total liabilities and members' equity	$	4,615,125	$ 337,805	$	4,277,320

5. **Concentrations**

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

As of December 31, 2022, approximately 99% of the fees receivable were due from two customers.

6. **Commitments, Contingencies and Other Uncertainties**

In the ordinary course of business, various legal actions may be taken against the Company. Management is not aware, based on currently available information, of any legal actions that will have a material adverse effect on the Company's consolidated financial statements.

7. **Income Taxes**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The temporary differences relate to charitable contributions and tax loss carryovers.

For the year ended December 31, 2022, the Company realized a benefit for the reversal of the deferred tax assets established at the end of the previous year. At December 31, 2022, there are no deferred tax assets or liabilities.

8. **Company Capital Structure**

The Company is a Delaware limited liability company and has issued units. The Company shall continue in existence in perpetuity until it is dissolved in accordance with the provisions of its limited liability company agreement.

Common Units
The Company previously authorized the issuance of 1,000 Common units at $0.01 par value.

Preferred Units
The Company previously authorized the issuance of 1,000 Preferred units Sub Class A and 1,000 Preferred units Sub Class B, par value $0.50 per unit. The Series A Preferred units pay distributions from funds legally available for distribution. The units have no conversion rights to Common units, have no voting rights except with respect to matters pertaining to its rights and preferences, have no preference, and must be repurchased in accordance with a prescribed formula if a holder is no longer employed by the Company.

Treasury Units
There are 100 Subclass A preferred units and 100 Subclass B preferred units that were previously repurchased by the Company at a cost of $73,333. The units are being held in treasury for reissuance.

Vicente & Partners LLC

Notes to Consolidated Statement of Financial Condition
December 31, 2022

9.   **Subsequent Events**

The Company has evaluated events and transactions that may have occurred through the date the Company's Consolidated Financial Statements are issued and determined there are no subsequent events requiring adjustments to or disclosure in the Company's consolidated financial statements.